January 24, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Long, Assistant Director

RE:
Vivos Inc (formerly Advanced Medical Isotope Corporation)
Registration Statement on Form S-1
Filed March 10, 2017
File No. 333-216588

Form 10-K for Fiscal Year Ended December 31, 2016
File No. 000-53497

Dear Ms. Long:

This letter is submitted on behalf of Vivos Inc., formerly Advanced Medical Isotope Corporation (the “Company”), in response to comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on March 10, 2017, and the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “10-K”), as set forth in your letter, dated April 6, 2017 (the “Comment Letter”) addressed to Dr. Michael Korenko, Acting Chief Executive Officer of the Company. Contemporaneously herewith, the Company is filing Amendment No. 1 to the 10-K (the “10-K/A”) in response to the Staff’s comments raised in the Comment Letter. The Company intends to file Pre-Effective Amendment No. 1 to the Registration Statement (the “S-1/A”) in the near future to address the issues raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. Where the Staff’s comments are applicable to both the 10-K and the Registration Statement, the Company has amended the 10-K in response to such comments, and intends to amend the Registration Statement consistent with such revisions to the 10-K, which, as discussed with the Staff, the Company intends to file in the near future. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

General

1.
You appear to be offering Units since you are registering the offer and sale of shares of common stock and warrants to purchase common stock which you state can only be purchased together. If you are offering Units, please revise your prospectus cover page, description of securities and otherwise throughout your registration statement to describe the Units. In addition, your fee table should cover the Units, common stock, warrants and the shares underlying the warrants. For additional guidance on the fee table, please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, available on our website.

Response

Although the Company is offering shares of common stock together with common stock purchase warrants in the offering, the shares of common stock and warrants are immediately seperable and are not intended to remain together as a single unit once the securities are in the possession of the purchaser. The Company intends to add disclosure noting this distinction to the cover page of the S-1/A, and where applicable throughout the prospectus contained within the S-1/A.

2.
Please clarify whether this is a best efforts offering with no minimum or a firm underwritten offering. To the extent that this is an underwritten offering, then please identify your lead underwriter(s) in your next amendment. We intend to defer further review of the filing until the registration statement is amended to include the name of the lead underwriter(s).

Response

This is a best efforts offering with no minimum, and the Company intends to revise the applicable disclosure in the S-1/A accordingly, in response to the Staff’s comment.

3.
It appears that you may be contemplating an at-the-market offering. You are not eligible under Rule 415 of the Securities Act of 1933 to conduct an at-the-market offering. Please revise your offering to sell shares at a fixed price for the duration of the offering, or advise. Similarly, you discuss increasing or decreasing the number of shares that you are offering. Please note that you may not increase the number of securities you are publicly offering without filing to register those additional securities, and revise accordingly.

Response

In response to Staff’s comment, the Company intends to remove all disclosure from the S-1/A indicating that it is conducting an at-the-market offering. Instead, the Company intends to add disclosure to the S-1/A indicating that the offering of shares will be conducted at a fixed price. The Company also intends to remove all discussion of increasing or decreasing the number of shares that it is offering.

4.
If you intend to conduct this offering on a best-efforts basis, then please revise your use of proceeds and dilution sections to provide the information assuming the sale of 25%, 50%, 75% and 100% of the offering.

Response

As noted in our response to comment 1 above, the Company intends to conduct a best efforts offering. The Company therefore intends to revise the Use of Proceeds and Dilution sections in the S-1/A to provide the additional disclosure requested by the Staff.

5.
Please provide disclosure requirements pursuant to Item 505 of Regulation S-K.

Response

In response to Staff’s comment, the Company intends to add a section entitled “Determination of Offering Price” to the S-1/A and include the disclosure required by Item 505 of Regulation S-K.

Outside Front Cover Page, page i

6.
Please limit the prospectus cover page to one page. See Item 50l (b) of Regulation S-K. Prospectus Summary, page 2

Response

The Company intends to update the prospectus cover page to the S-1/A in response to the Staff’s comment.

7.
Please revise to disclose that you have received a going concern opinion from your auditor.

Response

In response to Staff’s comment, the Company intends to add disclosure stating that it has received a going concern opinion from its auditor on the outside front cover page of the prospectus contained within the S-1/A.

8.
We note your disclosure that the FDA classified RadioGel as a medical device. Please revise to clarify whether the FDA classified your RadioGel as a Class III medical device. Please briefly discuss the process and implications of being classified as Class I, Class II, and Class III.

Response

RadioGel has been classified as a Class III medical device. In response to Staff’s comment, the Company revised the Business, as well as the Business Overview sections in the 10-K/A, and intends to amend the Registration Statement consistent with the disclosure in the 10-K/A.

9.
We note that you repeatedly indicate that you intend to seek de novo review of your RadioGel. However, on page 8 you disclose that in 2015 the FDA notified you that your 2014 de novo application was not granted. Please reconcile. Please disclose what the company’s plans are given that the 2014 de novo application was not granted.

Response

In response to Staff’s comment, the Company has revised the disclosure throughout the 10-K/A to reconcile the inconsistent disclosure and to reflect the Company’s intentions as of December 31, 2016.

The Company also intends to revise the disclosure throughout the S-1/A to reconcile the inconsistent disclosure. As will be disclosed in the revised prospectus, the Company is currently developing test plans to address the issues raised by the FDA in connection with the Company’s previous submissions, that resulted in the denial of its 2014 de novo application.

Risk Factors, page 7

The Company’s new products..., page 8

10.
We note here, and throughout your registration statement, that you discuss the Company’s product Y-90 RadioGel. We note that you mention Y-90 fast-Resorbable Polymer Seeds and Y-90 Polymer Topical Paste products in your risk factor section. Please clarify whether these products are currently in production and whether you are seeking FDA approval for these products. Please revise your business section as appropriate.

Response

Our Y-90 fast-Resorbable Polymer Seeds and our Y-90 Polymer Topical Paste products are no longer in production, and the Company is therefore not seeking FDA approval for either product, nor was it doing so as of December 31, 2016. As a result, the Company revised the relevant risk factor in the 10-K/A to remove reference to each of these products in response to the Staff’s comment, and intends to amend the Registration Statement consistent with the disclosure in the 10-K/A.

The Company’s common stock is listed on the OTC Bulletin Board ..., page 14

11.
Please revise here and elsewhere to clarify that your stock is quoted on the OTC Pink.

Response

The Company has revised the applicable disclosure in the 10-K/A in in response to the Staff’s comment, and intends to amend the Registration Statement consistent with the disclosure in the 10-K/A.

Use of Proceeds, page 17

12.
You list the discharge of outstanding debt as a probable use of the proceeds of this offering. Please indicate the interest rate and maturity of the indebtedness to which you may apply these proceeds to and any other information required by Instruction 4 to Item 504 of Regulation S-K.

Response

The Company intends to revise the disclosure in the Use of Proceeds section of the prospectus contained within the S-1/A in response to the Staff’s comment.

Dilution, page 21

13.
Please enhance your disclosures to clarify how you determine the net tangible book value of approximately $3 million as of December 31, 2016.

Response

The Company intends to revise the applicable disclosure in the prospectus contained within the S-1/A in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Revenue, page 22

14.
You disclose that consulting revenue generated $8,108 and $24,108 for the years ended December 31, 2016 and December 31, 2015, respectively, and that consulting revenues consisted of providing services to your company. Please clarify how providing services to your company generated revenues rather than resulting in operating expenses.

Response

The disclosure set forth in the 10-K and the prospectus contained within the Registration Statement referenced the provision of services to the Company in error, as the services were provide by the Company. The Company revised the disclosure in the 10-K/A in response to the Staff’s comment to correct the error, and intends to revise the applicable disclosure in the S-1/A consistent with the disclosure in the 10-K/A.

Business. page 29

Overview, page 29

15.
Please update your disclosure in this section, in your summary, and elsewhere in your document as appropriate to disclose (i) the initial FDA submission and outcome, (ii) your 2014 de novo submission and outcome; and (iii) the status of any other submissions. See Item 10 I (h)(4)(iii) of Regulation S-K. Please revise to state clearly that in the event the FDA denies your initial 510(k) application and subsequently determines during the de novo review that your device cannot be classified as a Class I or Class II device, you will then need to submit a PMA application to obtain the necessary regulatory approval.

Response

In response to Staff’s comment, the Company has included a new section entitled “Regulatory History” in the Business and Business Overview sections of the 10-K/A, which reflects the status of the Company’s progress with the FDA as of December 31, 2016. The Company has had further interactions with the FDA since that date, and intends to amend the Registration Statement to reflect subsequent events related to the Staff’s comment.

Veterinary Sector, page 34

16.
Please disclose the role of the Veterinary Advisory Board in the operation of your business.

Response

The Company has provided disclosure in the 10-K/A in response to the Staff’s comment, and intends to amend the prospectus contained in the Registration Statement consistent with the disclosure in the 10-K/A.

17.
Please disclose the material terms of your engagement with each of the four university veterinarian hospitals.

Response

The Company has provided disclosure in the 10-K/A in response to the Staff’s comment, which reflects the material terms of the engagements with each of the four universities as of December 31, 2016. Subsequent to that date, the Company’s engagments with various universities changed, and the Company intends to amend the prospectus contained in the S-1/A to reflect the Company’s current engagements with university veterinarian hospitals.

18.
We note your disclosure that Dr. Villalobos has agreed that her private clinic will be the first to implement the company’s veterinary therapies. Please disclose the material terms of your arrangement with Dr. Villalobos.

Response

While as of December 31, 2016, the Company believed that Dr. Villalobos would be the first to utilize RadioGel™ in her private practice, and would be introducing management to other clinics, the Company has revised the disclosure in the 10-K/A to delete reference to these activities, given the concern of the Staff. The Company intends to amend the prospectus contained in the S-1/A consistent with the disclosure in the 10-K/A.

Government Regulation, page 35

19.
Please significantly expand the disclosure in this section to discuss in detail the material government regulations that are applicable to your business, including standard processing times for approval to test and market your products. In addition, provide an anticipated timeline for any submissions to the FDA and other anticipated actions by you before regulatory bodies. We note your disclosure on page 8 that the company will explore steps toward seeking approval for the device as a Class III medical device. Please discuss in detail the processes and anticipated costs associated with seeking this approval.

Response

As of December 31, 2016, and as of today’s date, the Company has been seeking approval for the device as a Class II medical device, rather than as a Class III medical device. The Company has revised the Government Regulation section of the 10-K/A in response to the Staff’s comment, and intends to amend the Registration Statement consistent with the disclosure in the 10-K/A.

Raw Materials, page 35

20.
Please expand your disclosure to provide the availability and the names of your principal suppliers of raw materials. We note your disclosure that some of your products require purchasing raw materials from a limited number of suppliers. Sec Item 10l(h)(4)(v) of Regulation S-K.

Response

The Company has provided disclosure in 10-K/A in response to the Staff’s comment, and intends to amend the Registration Statement consistent with the disclosure in the 10-K/A.

Management, page 37

Identification of Significant Employees and Consultants, page 38

21.
Please provide for Dr. Alice Villalobos and all other “Veterinarian Advisory Board” and “Medical Advisory Board” members the appropriate biographical disclosure required by Item 401 (c) of Regulation S-K.

Response

The Company has included biographical disclosure for those individuals who were members of the Veterinarian Advisory Board and Medical Advisory Board as of December 31, 2016 in the 10-K/A in response to the Staff’s comment, and intends to amend the prospectus contained in the S-1/A to include the requested information for the current members of such Advisory Boards.

Executive Compensation, page 39

22.
Please revise your Summary Compensation Table to be in the format required by Item 402(n) of Regulation S-K.

Response

The Compay has revised the Summary Compensation Table in the 10-K/A in the format required by Item 402(n) of Regulation S-K, and intends to amend the Registration Statement consistent with format included in the 10-K/A.

23.
We note your disclosure on options granted to the named executive officers in footnotes 3 and 5 to your Summary Compensation Table. Please include in your table the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718. Please refer to Item 402(n)(2)(vi) of Regulation S-K and the instructions to that item.

Response

The Summary Compensation Table in the 10-K/A now includes the aggregate grant date fair value of the options granted to the Company’s named executive officers, calculated in accordance with FASB ASC Topic 718, as requested by the Staff. The Company intends to amend the Registration Statement consistent with the disclosure in the 10-K/A.

Compensation of Directors, page 40

24.
You state that non-employee directors were not paid any compensation during FYE 2016. You also disclose, however, that during June 2016 you granted to Directors Cadwell and Clement options to purchase 100,000 shares at an exercise price of $1.00 per share. Please reconcile your disclosure and provide the director compensation table required by Item 402(r)(l) of Regulation S-K.

Response

The Company has revised the section captioned “Compensation of Directors” in the 10-K/A to provide the disclosure required by Item 402(r)(l) of Regulation S-K, and intends to amend the Registration Statement consistent with the disclosure in the 10-K/A.

Security Ownership of Certain Beneficial Owners and Management, page 41
Beneficial Ownership of the Company's Common Stock, page 41

25.
We note your disclosure on page 43 that Carlton M. Cadwell is a beneficial owner of more than 10% of the Company’s common stock. Please revise your beneficial ownership table and notes to the table to account for the amount of shares of common stock with respect to which each holder would have the right to acquire beneficial ownership through conversion of your preferred stock.

Response

As of December 31, 2016, Mr. Cadwell was not a beneficial owner of more than 10% of the Company’s common stock; therefore the Company has not revised the disclosure in the 10-K/A in response to the Staff’s comment; however, the Company intends to revise the Beneficial Ownership Table in the S-1/A to address the Staff’s comment to reflect changes in beneficial ownership subsequent to December 31, 2016.

Description of Securities, page 44
Delaware Laws, page 47

26.
Please direct us to the Delaware General Corporation Law provision governing “Acquisition of Controlling Interest.”

The Company intends to revise the applicable disclosure contained within the S-1/A in response to the Staff’s comment.

Financial Statements for the Year Ended December 31. 2016
Consolidated Statements of Cash Flows, page F-6

27.
You disclose here that you recognized a gain on the settlement of debt in the amount of $3,562,067 for the year ended December 31, 2016; however, per your income statement for the year ended December 31, 2016, the amount of the gain is actually $3,108,342. Please revise accordingly.

Response

The Company correctly disclosed the above referenced information in the 10-K; therefore the Company has not revised the disclosure in the 10-K/A in response to the Staff’s comment. The Company intends to revise the amount in the S-1/A, however, to address the Staff’s comment.

Note 11 : Stockholders’ Equity

28.
You indicate that effective June 2015, you designated the Series A Preferred as a new series of preferred stock. Please disclose the specific terms of your Series A Preferred including redemption features and preferred dividends, as applicable. Please also help us better understand how you determined the appropriate accounting treatment for your Series A Preferred stock. Please reference the specific clauses of your agreements that relate to the redemption features and tell us how you determined the appropriate classification of the preferred stock in light of these. Refer to ASC 480-10-S99.

Response

The Company has provided additional disclosure in the 10-K/A regarding the terms of the Series A Preferred, as requested by the Staff, and intends to amend the S-1/A consistent with the disclosure in the 10/K-A.

As of December 31, 2016, in accordance with ASC 480-10-S-99-3A (“ASC 480”) and ASR 268, the Company treated its Series A Preferred as temporary equity for accounting purposes. ASC 480-10-S-99-3A requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable “…upon the occurrence of an event that is not solely within the control of the issuer.” Further, ASC 480-10-99-3A states, “The SEC believes that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the instrument to be classified as temporary equity.” Because at the time of filing the 10-K there was a possibility that the Company could be required to provide holders of Series A Preferred cash rather than issue common stock in a conversion event, and the triggering event for such payout was not solely within control of the Company, the Series A Preferred was properly treated as temporary equity at that time.

Section 4 of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company describes the conversion features of the Series A Preferred. Specifically, Section 4(a) states, “In the event the Company completes an equity or equity-based public offering, registered with the U.S. Securities Exchange Commission, resulting in gross proceeds to the Company totaling at least $5.0 million (a “Qualified Financing”), all issued and outstanding shares of Series A Preferred at that time shall automatically convert . . . into shares of Common Stock.” Section 4(b) states “Any holder of shares of Series A Preferred may, at such holder’s option, elect to convert (a “Voluntary Conversion”) all of any portion of the shares of Series A Preferred held by such person into Conversion Shares.”

The Company previously had insufficient outstanding shares of common stock to effect the conversion of all Series A Preferred then issued and outstanding. Had an event triggering Automatic Conversion or the Voluntary Conversion by too many holders occurred, the Company, for reasons outside of its control, would not have been able to issue sufficient shares of common stock to effectuate the conversion. For this reason, the Company treated the Series A Preferred as temporary equity.

Effective October 2016, the Company filed a Certificate of Amendment to its Certificate of Incorporation to effect a 1:100 reverse stock split which eliminated the shortage of sufficient authorized shares of common stock. The increase in authorized common stock left the Company with sufficient outstanding shares of common stock to effect the conversion of all Series A Preferred then outstanding. This should have resulted in the Company changing the accounting treatment of its Series A Preferred to equity rather than temporary equity at December 31, 2016. However, the Company continued to reflect the Series A Preferred as temporary equity until the Quarterly Report on Form 10-Q was filed for the period ending September 30, 2017, at which time the Company changed the accounting treatment of its Series A Preferred to equity rather than temporary equity.

It was the decision of the Company not to amend the 10-K for the year ended December 31, 2016 and its quarterly reports on form 10-Q for each of the periods ended March 31, 2017 and June 30, 2017, as the Company determined there had been no effect of the Series A Preferred valuation or its impact on the financial statements other than its presentation on the Balance Sheet.

Item 14. Indemnification of Directors and Officers, page II-1

29.
Please revise to remove references to Innovus.

Response

The Company intends to remove this reference from the S-1/A, which was inadvertently included in the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

30.
For each transaction involving the sale of unregistered securities, please give the date of sale and name the person(s) or identify the class of person(s) to whom the securities were sold. See Item 70l(a)-(b) of Regulation S-K.

Response

The Company intends to provide the disclosure required by Item 701(a)-(b) of Regulation S-K in the S-1/A, in response to the Staff’s comment.

Exhibit Index

31.
Please file as an exhibit a form of subscription agreement for securities of your company that you are registering under the present registration statement, or advise. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

Response

The Company intends to revise the exhibit index in the S-1/A to include a form of subscription agreement and form of common stock purchase warrant to be used in connection with the offering of securities registered by the Registration Statement to the S-1/A, in response to the Staff’s comment.

32.
We note your disclosure in Note 6 to the Financial Statements and elsewhere of promissory notes outstanding. Please file as exhibits agreements representing any outstanding promissory notes and agreements representing all other outstanding material indebtedness. See Item 601 (b)(10) of Regulation S-K.

Response

All material terms of the promissory notes included in Note 6 to the Financial Statements and elsewhere are described in the disclosure included in the 10-K and S-1/A. The promissory notes at issue are less than one page, and only reflect the terms disclosed in Note 6. As a result, the Company has not filed any exhibits representing outstanding promissory notes in response to the Staff’s comment. At the request of the Staff, the Company will provide a copy of the relevant promissory notes supplementally to the Staff for its review to confirm that all material terms have been disclosed.

The Company has revised the exhibit index in the 10-K/A to include two agreements representing material indebtedness by reference to reports previously filed by the Company under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

33.
Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. See Items 601(b)(5) and 601(b)(23) of Regulation S-K.

Response

The Company intends to revise the exhibit index in the S-1/A to include the legality opinion of Disclosure Law Group required by Items 601(b)(5) and 601(b)(23) of Regulation S-K, in response to the Staff’s comment.

34.
Please file as an exhibit any contracts representing the agreement pursuant to which Battelle Memorial Institute granted your company an exclusive license to patents covering the manufacturing, processing and applications of RadioGel™. See Item 60l (b)(10)(ii)(B) of Regulation S-K.

Response

The Company has revised the exhibit index in the 10-K/A to include the agreement between the Company and the Battelle Memorial Institute, and attached it to the 10-K/A as Exhibit 10.13, as requested by the Staff. The Company also intends to update the exhibit index in the S-1/A to include the agreement.

35.
Please file as an exhibit any contract representing your employment agreement with Dr. Fu Min-Su. See Item 60l(b)(10) of Regulation S-K.

Response

The employment agreement between the Company and Dr. Fu-Min Su, dated January 15, 2008, was included as Exhibit 10.6 in both the Company’s 10-K and Registration Statement, and was incorporated by reference to reports previously filed by the Company under the Exchange Act. Accordingly, the Company has not made any revisions to the 10-K/A, and does not intend to make any such revisions to the S-1/A, in response to the Staff’s comment.

Form l 0-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 29

Management’s Annual Report on Internal Control Over Financial Reporting, page 29

36.
Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control -Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response

The Company has revised Management’s Annual Report on Internal Control Over Financial Reporting in the 10-K/A to note that management utilized the 2013 version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control- Integrated Framework when performing their assessment of internal controls for the year ended December 31, 2016.

Certifications

37.
We note that the certifications filed as Exhibits 31.2 and 32.1 are dated March 8, 2016 instead of 2017. In future filings, please ensure that your certifications are currently dated.

Response

The Company has revised the dates on the certifications filed as Exhibits 31.2 and 32.1 to the 10-K/A in response to the Staff’s comment, and will make sure that our certifications are currently dated in future filings.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours, /s/ Daniel W. Rumsey Daniel W. Rumsey Managing Director Disclosure Law Group, Professional Corporation

cc:
Dr. Michael Korenko

Chief Executive Officer

Vivos Inc